Exhibit 21.1

SUBSIDIARIES OF OTONOMO TECHNOLOGIES LTD.

Name of Subsidiary	Jurisdiction of Organization
Otonomo Inc.	Delaware (USA)
Otonomo GmbH	Germany
Otonomo Merger US Inc.	Delaware (USA)
Neura, Inc.	Delaware